UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 11, 2008, Vuance Ltd. (“Vuance”) sent a Notice and Proxy Statement to its shareholders inviting them to attend the Special General Meeting of Shareholders of Vuance to be held on December 21, 2008, at 3:00 p.m. (Israel time), at the Vuance’s principal offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel (the “Special Meeting”). Only shareholders of record of Ordinary Shares at the close of business on November 19, 2008 are entitled to vote at the meeting.

Decisions to be voted on and matters to be discussed at the Special Meeting include:

(1)	Issuance of options to such directors in lieu of cash payment;

(2)	Changing certain terms of options held by such directors.

The following documents are attached hereto and incorporated by reference herein:

Exhibit No.	Description

1	Notice of Special General Meeting Of Shareholders and Proxy Statement, dated November 11, 2008, for the Special General Meeting of shareholders of Vuance Ltd., which will be held on December 21, 2008.

2	Vuance Ltd. Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: November 11, 2008

Exhibit Index

Exhibit No.	Description

1	Notice of Special General Meeting Of Shareholders and Proxy Statement, dated November 11, 2008, for Special General Meeting of Shareholders of Vuance Ltd. to be held on December 21, 2008.

2	Vuance Ltd. Proxy Card.